

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 6010

March 26, 2008

Mr. Clyde R. Hosein
Chief Financial Officer
Integrated Device Technology, Inc.
6024 Silver Creek Valley Road
San Jose, California 95138

      RE: **Integrated Device Technology, Inc.**
              Form 10-K for the fiscal year ended April 1, 2007
              Filed May 31, 2007
              File No. 0-12695

Dear Mr. Hosein:

      In connection with our financial statement only review of Integrated Device Technology, Inc.'s Form 10-K and subsequent Exchange Act filings, we have the following additional accounting comments.

Form 10-K for the fiscal year ended April 1, 2007

Note 1 - Summary of Significant Accounting Policies - Revenue Recognition, page 32

1.   We note your response to prior comment 4. In light of the fact that you are unable to estimate the price protection, product price reductions, and ship from stock pricing credits you issue under arrangements with your distributors and, therefore, an unknown portion of the amount recorded as "deferred income on shipments to distributors" will never be recognized as revenue, please tell us how you concluded that "deferred income" is an appropriate title for the liability account. We note that Regulation S-X calls for financial statement caption titles that reflect the significance and the character of the items being presented. Please tell us, for example, whether you considered a title for the account such as "customer

deposit, net of deferred inventory costs" or other such titles that better depict the nature of the liability.

2.   Please revise Note 1 to provide a discussion of your policies for testing and accounting for the impairment of the deferred cost of sale amounts. In addition, please tell us and revise the note in future filings to disclose whether any of your arrangements with distributors would require you to grant price protection, product price reductions, and ship from stock pricing credits below the cost of the product.

3.   In addition, as we note that impairment of the deferred costs and the amounts of price protection, product price reductions, and ship from stock pricing credits you grant in future periods could reasonably likely have a material impact on your results of operations, liquidity or capital resources, please revise MD&A in future filings to disclose the amounts of gross deferred revenues and gross deferred costs of sales presented in the "deferred income" caption of your balance sheets. Provide an accompanying discussion of the changes in the gross balances in each reported period, highlighting the impact on current and future results, liquidity or capital resources. Quantify and discuss the reasons for any impairment of deferred costs of sales. Further, please discuss any trends noted over the reported periods. Refer to Item 303(a) of Regulation S-K.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or me at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Angela J. Crane
Accounting Branch Chief